

Mail Stop 4631

June 15, 2009

By U.S. Mail and Facsimile

Mr. Jess A. Jankowski
Chief Financial Officer
Nanophase Technologies Corporation
1319 Marquette Drive
Romeoville, Illinois 60446

>   **Re: Nanophase Technologies Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **File No. 000-22333**

Dear Mr. Jankowski:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13
Results of Operations, page 15

1.   In future annual and quarterly filings, please quantify the reasons for significant changes in your results from period-to-period. For example, you should quantify the factors that you identified for fluctuations in revenue, cost of revenue and selling, general and administrative expenses. You should also fully address the continued negative trend in revenue, which appears to have further deteriorated

during the recent interim period, and describe management's plans to address this trend. In addition, if you believe it is reasonably possible that the recent senior employee departures could materially impact your operations, you should disclose and discuss that potential and management's plans to address the departures.

Liquidity and Capital Resources, page 16

2.   Please revise future annual and quarterly filings to provide an analysis of changes in your operating cash flows from period-to-period. For example, your discussion of operating cash flows should explain the reasons for material changes in non-cash items and significant fluctuations in working capital items. Also, please revise future annual and quarterly filings to provide an estimate of the time frame over which you believe you will be able to continue to meet the cash requirements of your supply agreement based on your projected use of cash. In this regard, we note the significant increase in your use of cash during the recent interim period.

Item 9A(T). Controls and Procedures, page 18

3.   Please be advised that your certifying officers were required to conclude as to the effectiveness of disclosure controls and procedures and internal control over financial reporting. Please amend your Form 10-K/A to provide your certifying officers' conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the item being amended and certifications.

4.   Please amend your Form 10-K/A to provide the disclosures required by Item 308(c) of Regulation S-K.

Financial Statements, page F-2
Note 2 – Summary of Significant Accounting Policies, Change in Accounting Method, page F-7

5.   We note you changed your method of accounting for patent costs during the fourth quarter of 2008. Please fully explain to us the facts and circumstances that lead to this change. Specifically, please explain to us why you believe you are no longer able to reasonably predict whether a patent will be granted, when it will be granted, or whether all the claims in a granted patent ultimately will be upheld and why you previously believed you were able to make such predictions. Please explain to us when and how you previously evaluated patents for impairment, including the date of your most recent impairment analysis and the significant assumptions underlying your analysis. Please tell us and, if applicable, revise future filings to address whether your inability to make patent predictions is reasonably likely to impact your operations. Also, please tell us how you considered the requirements of paragraph 16 of SFAS 154.
Note 4 – Investments, page F-16

6.   Please tell us and revise future filings to clarify the investment classification of your auction rate securities under SFAS 115. In regard to the disclosures related to your action rate securities, please tell us and revise future filings to disclose: their key terms (maturity dates, reset provisions, interest rate provisions), the key assumptions underlying your valuation analyses, and when and how you expect principal to be available. Additionally, please revise future filings to provide all the disclosures required by paragraphs 19-22 of SFAS 115 for your investments, as applicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures
Disclosure Controls, page 18

7.   Please amend your Form 10-Q to provide your certifying officers' conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the item being amended and certifications.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief